

Mail Stop 3561

April 5, 2016

Christine M. McCarthy
Chief Financial Officer
The Walt Disney Company
500 South Buena Vista Street
Burbank, CA 91521

  Re: The Walt Disney Company
     Form 10-K for the Fiscal Year Ended October 3, 2015
     Filed November 25, 2015
     File No. 001-11605

Dear Ms. McCarthy:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Melissa Raminpour

              Melissa Raminpour
              Branch Chief
              Office of Transportation and Leisure